Exhibit (e)(9)

Excerpts from Applied Signal Technology, Inc. Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on February 11, 2010.

COMPENSATION OF DIRECTORS

The Compensation Committee reviews and recommends to the Board non-employee director compensation. We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting the compensation of non-employee directors, we consider the significant amount of time that the Board members expend in fulfilling their duties to us as well as the experience level required to serve on the Board. The Compensation Committee annually reviews the compensation and compensation policies for non-employee members of the Board of Directors.

Cash Compensation. Directors who are also company employees are not compensated for services provided as a member of the Board of Directors. In May 2008, the Compensation Committee reviewed director compensation, considered industry reports concerning director compensation, including the report of the National Association of Corporate Directors on Director Compensation for 2007–2008, and considered how best to align the interests of directors with shareholders. As a result, for fiscal year 2009, directors were compensated entirely by annual cash payments, payable quarterly, and equity was eliminated as a portion of director compensation. The amount of cash compensation payable to directors was increased to an amount that both brings the compensation in line with compensation payable at similarly situated companies, and to compensate for the elimination of equity grants as a portion of director compensation. The increase in fees payable to Board members was prorated beginning June 1, 2008, and resulted in the following annual fees, payable quarterly, to the Board and members of each committee of the Board during fiscal 2009.

Annual Cash Payment, each payable quarterly

All Non-employee Board Members	$80,000

Audit Committee Chair	$10,000

Compensation Committee Chair	$7,500

Corporate Governance and Nominating Committee Chair	$5,000

Chairman of the Board	$60,000 in addition to all other fees payable

We also reimburse out-of-pocket travel expenses of non-employee directors not residing in the San Francisco Bay area in accordance with our travel policy.

In June 2009, the Compensation Committee reviewed director compensation, after reviewing information provided by its independent compensation consultant, Compensia, Inc. This information included market trends and peer data concerning director compensation paid by peer companies. After reviewing this data, the Compensation Committee confirmed that compensation payable to our non-employee directors is at approximately the 50th percentile of peer companies. Following this discussion, the Compensation Committee determined to reduce the annual cash compensation paid to directors, and to implement per-meeting fees. Accordingly, the compensation was reduced to $76,000 per annum plus fees for attendance at each meeting of the Board of Directors of $1,000 per meeting for in-person attendance at each of the four regularly scheduled meetings of the Board per annum. In addition, the Compensation Committee approved an increase in the fees payable to the chair of the Audit Committee to $14,000 per annum.

Equity Compensation. Non-employee directors are eligible to participate in the 2001 Stock Option Plan and 2004 Stock Incentive Plan, and employee-directors are able to participate in the 1993 Employee Stock Purchase Plan, 2001 Stock Option Plan, 2004 Stock Incentive Plan, and 401(k) Plan. Options granted to non-employee directors are not intended to qualify as incentive stock options under the Internal Revenue Code. The initial and any annual options granted to non-executive directors vest annually in three equal annual installments on the anniversary date of such grant. A director who ceases to be a director for any reason may exercise the vested portion of his or her options within 12 months following such termination, to the extent not previously exercised. All options granted to non-employee directors under the 2001 Stock Option Plan expire ten years following the date of grant, and under the 2004 Stock Incentive Plan, expire eight years following the date of grant. Options to purchase our common stock and restricted stock granted to our non-employee directors provide that in the event of a change in control of the Company, each outstanding option, and each share of restricted stock, held by a non-employee whose service as a director has not terminated prior to such date shall be vested in full, and in the case of stock options, immediately exercisable and vested in full as of the date ten days prior to the change in control.

As a result of the decision made to eliminate equity as a part of non-employee director compensation as described above, we made no grants of restricted stock or stock options to non-employee directors during fiscal year 2009.

We have adopted the following stock ownership guidelines applicable to non-employee members of the Board of Directors:

All non-employee members of the Board of Directors shall acquire and maintain over time a minimum in value of shares of the Company’s Common Stock equal to three times the total annual cash compensation payable to such director.

Until such value of shares the Company’s Common Stock equal to three times the total annual cash compensation payable to such director is acquired and maintained, non-employee members of the Board of Directors shall annually purchase such minimum number of shares of Common Stock equal in value to 30% of the total cash compensation payable to such director.

The value of the shares held by the Board members shall be determined by the greater of the aggregate purchase price paid for such shares or the current market price determined as of December 31 of each fiscal year.

Ownership shall be computed in terms of shares of the Company’s common stock owned outright, without taking into account (i) the value of stock options or other securities convertible into shares of the Company’s Common Stock, or (ii) unvested shares of restricted stock held.

The following table sets forth information concerning the compensation earned during the fiscal year ended October 31, 2009, by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Other Compensation ($)(3)	Total ($)

Milton E. Cooper	$87,500	$17,333	$1,875	$106,708

John P. Devine	$140,000	$17,333	$1,875	$159,208

David D. Elliman	$90,000	$17,333	$1,875	$109,208

Marie S. Minton	$80,000	$24,704	$2,344	$107,048

Robert J. Richardson	$85,000	$17,333	$1,875	$104,208

Dr. John R. Treichler(4)

William B. Van Vleet III(4)

(1)	For a description of annual non-employee director fees, see the disclosure above under “Cash Compensation.”
(2)

The amounts shown are the compensation costs recognized in our financial statements for fiscal year 2009 related to awards of restricted stock to our non-employee directors in fiscal year 2007 and prior years, to the extent we recognized compensation costs in fiscal year 2009 for such awards, excluding the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of the valuation assumptions used in the calculation of stock-based compensation, see Note 1 of Notes to Consolidated Financial Statements, “Organization and Summary of Significant Accounting Policies— Stock-Based Compensation” included in Part IV, Item 15 of our Annual Report on Form 10-K for the year ended October 31, 2009.

(3)	The amounts shown represents the dividend payments received during fiscal year 2009, associated with restricted stock awards made in prior fiscal years.
(4)

Mr. Van Vleet and Dr. Treichler received no compensation for their service on the Board of Directors. Compensation paid to each of them as Chief Executive Officer and Chief Technology Officer, respectively, is disclosed in the Summary Compensation Table.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Compensation Philosophy

The Compensation Committee of the Board of Directors administers our executive compensation programs. The Compensation Committee is composed exclusively of independent directors and oversees all compensation and benefit programs and actions that affect our executive officers.

Our objective is to grow our business as a leading provider of state-of-the-art intelligence, surveillance, and reconnaissance (ISR) products, systems, and services. To do so, we anticipate the needs of the global security marketplace and invest in research and development to introduce new capabilities. In some cases, our solution is to develop equipment or services that apply emerging technologies. In other cases, our solution is to develop equipment that offers smaller size, lower power consumption, and lower cost than our competitors’ products. We are engaged in a very competitive industry, and our success depends upon our ability to attract and retain qualified executives. As a supplier to the United States Government, we require individuals able to obtain and maintain appropriate security clearances to fill our key officer positions, further limiting the available personnel. Our compensation programs for our executive officers are designed to promote recruitment and retention of key employees able to develop and enhance our solutions and to motivate performance critical to our long-term success, while at the same time maximizing shareholder value and encouraging strong operational and financial performance.

The Compensation Committee administers the compensation programs for our executive officers considering this competitive environment, but also believes that the compensation paid to our executive officers should be dependent upon our financial performance and the value that we create for our shareholders. As part of this philosophy, the Compensation Committee believes that successfully accomplishing business goals should result in rewarding individual achievement, and that failure to achieve established objectives should negatively affect executives’ pay. Accordingly, variable compensation programs comprise a portion of the total compensation to our executive officers. Although the Compensation Committee has, from year to year, continued to increase the percentage of executive officer pay that is dependent on achievement of established business goals, the Compensation Committee weighs the accounting implications of increasing the variable portion of executive compensation, given our position as a supplier to the United States Government. Significant increases in the variable portion of executive compensation in any particular fiscal year may not be fully recoverable in our rates charged to the United States Government, and accordingly may have an adverse impact on our results of operations. The compensation programs for our executive officers contain a greater degree of pay at risk than the compensation programs of our other employees. The specific objectives of our executive compensation program include the following:

•

Attract, retain, and motivate highly qualified, high performing executives to lead our continued growth and success by providing fair and competitive pay relative to comparably sized organizations in order to be competitive in our industry

•	Reward performance by emphasizing variable compensation that is dependent upon the executive’s achievements and our performance

•	Align the interests of executives and shareholders through equity-based compensation awards

Compensation Process, Peer Group Selection, and Benchmarking

Compensation Process. As described above under Corporate Governance, Committees of the Board of Directors, the Compensation Committee, pursuant to its charter, has responsibility for, among other functions: (i) reviewing and approving corporate goals and objectives applicable to the compensation of our Chief Executive Officer and evaluating the performance of our Chief Executive Officer in light of these corporate goals and objectives; (ii) reviewing and approving the compensation of other executive officers; (iii) reviewing and approving our equity incentive plans and awards made under these plans; (iv) reviewing and approving other incentive compensation awarded to our executive officers; and (v) determining and approving the total compensation for each of our executive officers based on an evaluation of his performance.

The Chairman of our Compensation Committee, together with our Chief Executive Officer, sets the agenda for meetings of the Compensation Committee. Our Vice President of Human Resources assists the Compensation Committee by compiling information as requested, and attends some of the meetings. The Committee also has the sole authority to select and/or retain outside counsel, compensation and benefits consultants, or any other consultants to provide it with advice and assistance in connection with the execution of its responsibilities, and outside counsel usually attends most meetings. During fiscal year 2009, the Committee retained Compensia, Inc. to assist it in the evaluation of our executive compensation programs for fiscal 2010.

Role of Management. Following the end of each fiscal year, our Chief Executive Officer evaluates executive officer performance for the prior fiscal year, other than his own performance, and discusses the results of such evaluations with the Compensation Committee. The Chief Executive Officer assesses each executive officer’s performance for the fiscal year based upon subjective factors concerning such officer’s individual business goals and objectives, and the contributions made by the executive officer to our overall results. These evaluations include an assessment of the level of responsibility of each executive officer and contribution by each executive officer to the success of the Company during the fiscal year. The Chief Executive Officer then makes specific recommendations to the Compensation Committee for adjustments of base salary, target bonus, and equity awards, if appropriate, as part of the compensation packages for each executive officer, other than himself, for the next fiscal year.

The Compensation Committee reviews and assesses the performance of the Chief Executive Officer and determines all compensation for all executive officers, considering the recommendations from the Chief Executive Officer. The Compensation Committee discusses the recommendations of the Chief Executive Officer in executive session without any other members of management present, and may modify the recommendations when approving final compensation packages.

Management also periodically provides recommendations to the Compensation Committee regarding benefit plan design and strategies, including recommendations on the design and implementation of our bonus plans and our equity incentive plans. The financial goals and criteria underlying our Annual Incentive Plan are determined by reference to our annual operating plan, which is proposed by management and approved by the Board of Directors.

Independent Compensation Consultants. Management has historically obtained certain survey information from Radford Consulting, a division of Aon Corporation, an independent consulting firm (Radford”) or from Buck Consulting, another independent compensation consulting firm, concerning executive compensation at peer group companies and has annually presented this information to the Compensation Committee. The Compensation Committee has not historically retained independent compensation consultants, nor relied substantially on information provided by independent compensation consultants when determining executive officer compensation other than this survey data purchased from Radford, or previously from Buck Consulting. Beginning in fiscal 2009, the Compensation Committee retained Compensia, Inc., an outside compensation consulting firm, to review our compensation programs for non-employee directors and for executive officers in connection with compensation matters for fiscal 2010. In 2009, Compensia conducted the following projects at the request of the Compensation Committee:

•	the development of executive compensation guiding principles;

•	a review of and recommendations related to our executive officers’ base salaries, cash bonuses, and long-term incentive compensation levels and plan structures for 2010;

•	a review of and recommendations related to our 2010 Board of Director’s compensation program; and

•	a review of and recommendations related to stock ownership guidelines, which the Compensation Committee elected to defer pending additional review.

The Committee met in November 2008 to discuss executive compensation matters for fiscal 2009. The Compensation Committee reviewed survey data received from Radford Consulting, a division of Aon Corporation (Radford Consulting”) concerning compensation payable to executive officers at comparable levels at companies with comparable annual revenue. The Compensation Committee was provided with data from the Radford Executive Survey, a survey compiled by Radford Consulting from information provided by more than 700 participating companies representing a wide range of technologies. Survey results for 80 positions are published quarterly, sorted by revenue size of the company. Data is provided concerning base salary, bonus/incentives, total cash compensation, stock options and restricted stock, and total direct compensation, by position, and by each position for the average compensation paid, and compensation paid at the 90th, 75th, 60th, 50th, 25th, and 10th percentiles within the survey. Data presentation for all six default percentiles requires a sample of ten or more incumbents. Percentiles reflect the value for the calculated result found at a specific point in the sorted array of responses from high to low. Total direct compensation is the value received in cash plus ongoing stock options granted in the previous twelve months, using the net present value or Black-Scholes method, and where it includes the value of restricted stock, the fair market value of ongoing restricted stock awards.

The Radford Executive Survey is a rolling database, refreshed quarterly. Throughout this compensation process, neither management nor any member of the Compensation committee communicated directly with Radford, and we purchased the survey directly from Radford without modification or tailoring for specific circumstances of the Company.

Peer Group Selection and Benchmarking. Prior to 2009, the Compensation Committee did not rely on specific peer group data to set executive compensation levels, although the Compensation Committee has always sought to set the base salary and total compensation of our executive officers in line with compensation payable to executive officers at companies with which we are competitive for personnel. For fiscal year 2009, the Compensation Committee relied exclusively on the 2008 Radford Executive Survey for high technology companies as our primary source of market data and as a comparative framework to define specific peer companies and data sources to be used in the assessment of executive compensation. The Radford Executive Survey is a rolling database, refreshed quarterly that provides access to compensation survey data, tools and resources. For our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, and Chief Marketing Officer, the Compensation Committee reviewed the Radford Executive Survey data for companies with revenue of $50 million to $199.9 million. For the Executive Vice President of our largest revenue generating division, the Compensation Committee reviewed Radford Executive Survey data for companies with revenue of up to $100 million, which is a closer approximation of the total revenues for which he has responsibility. For the other Vice Presidents, the Compensation Committee reviewed Radford Executive Survey data for companies with revenue of up to $50 million to appropriately match their division revenue. The survey database includes information provided by over 1,000 participants, the specific companies included in each of these data sets were not known to us.

In 2009, in connection with its review of fiscal year 2010 compensation, the Compensation Committee worked with Compensia to specify peer groups against which executive compensation levels were evaluated. Two peer groups were developed:

•	Technology peers: selected companies with revenues generally between 0.5x to 3.0x the Company’s current level in the Networking Equipment, Software, or Aerospace/Defense industry segments; and

•

Defense industry peers: selected companies with revenues generally between 0.5x to 3.0x the Company’s current level that sell primarily to the U.S. Government and/or sell products used primarily for military application; focused on companies whose primary source of revenue emphasized government contracts or whose revenue was derived primarily from a single/select few clients and/or whose revenue was primarily domestic.

These peer companies comprised:

American Science & Engineering	ARGON ST	Axsys Technologies

BigBand Networks	Cogent	Cohu

Comtech Telecomm	Ducommun	EMS Technologies

GeoEye	Globecomm Systems	Harmonic

Herley Industries	Integral Systems	iPass

Kratos Defense & Security Solutions	Ladish	Mercury Computer Systems

MRV Communications	NCI	ShoreTel

Sonus Networks	Starent Networks	TEKELEC

ViaSat	Zhone Technologies

Data from the 2009 Radford Executive Survey was also utilized. While specific company participants were not known to us, we selected companies from their database with the following characteristics: revenues between $100 million and $400 million and from either the Aerospace/Defense Electronics, Computer/Peripherals, Network Products/Services, Technical/Professional Services, or Telecommunications Products/Services industry groups (as defined by Radford).

The Compensation Committee sought to set the base salary of our executive officers close to the 75th percentile as indicated in the Radford Executive Survey, with deviations from such percentages being made to reflect differences in experience or level of responsibility of each executive officer. Compensation positioning is reviewed in order to assess the pay levels and pay mix of the executive compensation program, while actual executive compensation may be above or below the stated philosophy based upon experience, scope of position, and individual performance. The Committee also set total cash compensation as close to the 75th percentile as possible, noting that typically, equity compensation awarded by us to our executive officers is lower than many peer companies.

Elements of Compensation and How Each Element is Chosen

In order to achieve our compensation objectives, our executive compensation is based upon the following principles:

•	Promote the recruitment and retention of key employees and reward individual achievement

•

Create value for our shareholders by designating a portion of compensation as dependent on our financial performance, while concurrently fostering cooperation among divisions, and cross-selling of multiple capabilities

•	Place an emphasis on performance-based variable pay and foster a culture of pay-for-performance within the company

For fiscal year 2009, each executive officer’s compensation consisted of three elements: (i) base salary, (ii) cash bonus based upon participation in our Annual Incentive Plan, tied to our attainment of pre-established objectives, and (iii) long-term stock-based incentive awards in the form of restricted stock designed to align the interests between our executive officers and our shareholders. In setting compensation, the Compensation Committee considers:

•	Cash versus non-cash compensation, and the appropriate balance between each

•	Amount of compensation paid for the prior year, and the general level of increases or decreases to be made thereto

•	Performance and competitive practices

The Compensation Committee will review our prior year operating and financial performance as well as peer group pay practices and any emerging compensation trends when determining executive compensation programs.

In determining the size of total cash compensation and equity awards made to our Chief Executive Officer and our other executive officers, the Committee is mindful of internal pay equity considerations, but also considers the ability of each executive officer to impact Company performance. The Compensation Committee is also aware of the benefits of fostering cooperation among our divisions, and considers the relative size of each executive officer compensation package with that in mind.

The Committee reviewed detailed historical information concerning the compensation and benefits previously paid to executive officers, and confirmed its philosophy of continuing to provide that a greater portion of executive compensation be comprised of incentive compensation than in previous fiscal years. The Committee considered the impact of Company Fiscal Year 2008 financial and operating performance, the Company performance objectives to be established for Fiscal Year 2009, and how each element of officer compensation could incentivize officers to achieve such Company performance during Fiscal Year 2009. The Committee noted that Fiscal Year 2008 was a year of substantial change for the Company, including significant management changes and noted the performance of the executive officers in light of all of such changes, including the streamlining of the organization and the reduction of operating expenses.

Base Salaries. Our base salaries are set at levels that are designed to aid in the recruitment and retention of key employees with needed skills. Base salary is not dependant on Company performance, and is based upon the individual’s level of responsibility, experience, individual performance, and contribution to our overall success.

Base salaries of the executive officers are reviewed annually at the conclusion of the prior fiscal year, and are generally effective from the beginning of the fiscal year. For fiscal Year 2009, the Compensation Committee targeted base salaries of executive officers at the 75th percentile of the Radford Executive Survey, on a job-by-job basis with individual variations explained by differences in experience, skills, and sustained performance, as the Compensation Committee has determined that this is the level at which it believes that salaries should be set in order to attract and retain qualified individuals able to fill our needs, particularly given the need to retain experienced executives able to obtain and hold the requisite security clearances needed. The Compensation Committee also reviews individual factors, including the role, scope of responsibility, leadership, and performance, including the individual’s contribution to company performance in the prior fiscal year.

Annual Incentive Compensation. Our annual incentive pay, in the form of awards under our Annual Incentive Plan, is designed to motivate the executive officers to attain vital short-term

Company goals. Our annual incentive compensation is designed to reward individual achievement, while at the same time creating value for our shareholders by designating a portion of compensation as dependent on our financial performance. Executive officers are eligible for incentive compensation annually under our non-shareholder-approved Annual Incentive Plan. Awards under the Annual Incentive Plan are determined based upon Company performance against pre-established financial targets.

The amount of the total target bonus payable to each executive officer varies based upon the position and responsibilities of the employee and ability to impact overall Company performance, and is set at the beginning of the year as a percentage of such employee’s base annual salary. The intent of the new targets is to provide a competitive level of compensation when the individual and the Company achieve performance objectives approved by the Compensation Committee. For fiscal year 2009, the Compensation Committee again placed a higher percentage of total cash compensation payable to each executive officer at risk and payable only upon achievement of Company performance. The Compensation Committee had previously determined that the more senior the officer, the greater responsibility for overall Company performance, and the greater the ability to impact Company performance. Accordingly, the percentage of base salary representing target bonus awards is higher for our Chief Executive Officer than for our other executive officers.

These target bonuses represented an increase in the size of the targeted bonuses payable to executive officers from those set for fiscal year 2008 under the Annual Incentive Plan, in order to increase the percentage of total compensation that is dependent on achievement of established business goals, as well as to reward management for its performance and to continue to incent high performance.

For fiscal year 2009, performance metrics under the Annual Incentive Plan applicable to our Chief Executive Officer, William B. Van Vleet III; Chief Financial Officer, James E. Doyle; and our Chief Operating Officer, who joined us mid-year, Mark M. Andersson; were tied to Company revenue and Company-adjusted earnings before interest and taxes. For this purpose, earnings before interest and taxes excludes the impact of stock-based compensation expense recognized by the Company during the year. These executive officers do not have individual performance requirements, given the need for them to work together and across groups and divisions in order to achieve the performance growth expected. The performance objectives applicable to our Chief Technology Officer, Dr. John R. Treichler, included individual performance objectives, given his importance to our continued success with specific customers. The Chief Executive Officer determines and evaluates performance against these subjective goals as they relate to effective leadership regarding expansion of our various customer relationships. Performance targets applicable to our division leaders, including Renato F. Roscher, by contrast, included division financial metrics in addition to corporate financial metrics, in order to incentivize such officers to meet operating income targets set by the Board of Directors. The division financial targets were based on revenue and program profit, with an equal weighting between the two metrics. We use program profit as a measure of profitability because we are unable to calculate discrete financial information, including earnings before interest and taxes, at the division level. The division targets were based on the same operating plan upon which the Company targets were derived. The target bonus for our Chief Marketing Officer, Dr. Michael Ready, was based entirely on the achievement of Company bookings. For fiscal year

2010, none of our executive officers are subject to factors based upon achievement of Company bookings. The Compensation Committee believed that by keeping a portion of the annual performance compensation dependent upon achievement of Company targets, the Annual Incentive Plan aids in fostering cooperation among divisions, and cross-selling of multiple capabilities, while at the same time, individual division financial metrics focused the attention of officers with division responsibilities on achievement of the division goals necessary to meet total Company goals and objectives.

The target bonuses were established as a percentage of base salary. The target bonus and weighting of the performance goals for each of our named executive officers for fiscal year 2009 is as follows.

			Weighting of Performance Goals for Target Bonus:
Employee	Target Bonus (% of Salary)	Target Bonus ($)	Company Revenue		Company EBIT		Division Revenue		Division Program Profit		Company Bookings		Personal Objectives
			(%)	($)	(%)	($)	(%)	($)	(%)	($)	(%)	($)	(%)	($)
William B. Van Vleet III Chief Executive Officer	35% of base salary	$145,250	50%	$72,625	50%	$72,625	—	$—	—	$—	—	$—	—	$—

James E. Doyle Chief Financial Officer	30% of base salary	$95,138	50%	$47,569	50%	$47,569	—	$—	—	$—	—	$—	—	$—

Dr. John R. Treichler Chief Technology Officer	30% of base salary	$98,548	37.5%	$36,956	37.5%	$36,956	—	$—	—	$—	—	$—	25%	$24,636

Renato F. Roscher, Jr. Vice President, Broadband Communications Division	30% of base salary	$90,309	25%	$22,577	25%	$22,577	25%	$22,577	25%	$22,577	—	$—	—	$—

Dr. Michael J. Ready Chief Marketing Officer	25% of base salary	$72,604	—	$—	—	$—	—	$—	—	$—	100%	$72,604	—	$—

The Company financial goals under the Annual Incentive Plan for fiscal year 2009 were revenue and profitability targets. The minimum threshold for meeting a Company financial target was 90% attainment of the applicable financial target. At the minimum threshold, no bonus was payable for achievement of that metric. The bonus payable increased linearly from 0% at 90%

achievement of the financial targets to 100% at 100% achievement of the financial targets. Maximum performance was lowered to 110% achievement of the financial targets, at which point the bonus payable was 150% of the target bonus. For those executive officers with individual targets, the targets included division revenue and division profit, and in one case, Company bookings. The Company performance targets and the associated payout for fiscal year 2009 were:

Company Revenue Targets

% of Target Payout	0%	100%	150%
Revenue	$184.5 million	$205 million	$225 million

Company EBIT Targets

% of Target Payout	0%	100%	150%
EBIT	$18.45 million	$20.5 million	$22.5 million

**	Achievement in between such threshold levels to be determined linearly.

These performance targets are set at levels that represent challenging performance goals linked to achievement of the Company’s operating plan. This pay for performance” philosophy is a key aspect of the Compensation Committee’s philosophy, designed to reward achievement of the Company’s operating plan and provide incentives for exceeding the plan. For purposes of calculating payments under the Annual Incentive Plan, in fiscal year 2009, we achieved 97.74% of the target Company revenue, and exceeded the maximum threshold of 110% of target Company adjusted earnings before interest and taxes. Revenue targets were based upon revenue from the existing operations, and any revenue achieved during fiscal year 2009 from acquired businesses were excluded from the targets for purposes of calculating achievement under the Annual Incentive Plan. Achievement of division revenue ranged from 72.88% to 102.78%, and of division profit from 61.87% to 102.35%; accordingly, total bonuses paid to executive officers under the Annual Incentive Plan for fiscal year 2009 ranged from approximately 57% to 118%. The variability in bonus awards represented the variability in achievement of division financial targets; those officers, including our Chief Executive Officer, who were evaluated solely on achievement of Company financial targets received bonuses representing approximately 114% of the target bonus award.

The achievement, as a percentage of target, and the bonus payout for each performance objective of the named executive officers for fiscal year 2009 is as follows.

	Achievement by Performance Goal:
	Company Revenue		Company EBIT		Division Revenue		Division Program Profit		Company Bookings		Personal Objectives
Employee	(%)	Payout	(%)	Payout	(%)	Payout	(%)	Payout	(%)	Payout	(%)	Payout
William B. Van Vleet III Chief Executive Officer	97.74%	$56,219	110%	$108,938	—	—	—	—	—	—	—	—

James E. Doyle Chief Financial Officer	97.74%	$36,823	110%	$71,353	—	—	—	—	—	—	—	—

Dr. John R.Treichler Chief Technology Officer	97.74%	$28,606	110%	$55,434	—	—	—	—	—	—	100%	$24,636

Renato F. Roscher, Jr. Vice President, Broadband Communications Division	97.74%	$17,477	110%	$33,866	102.78%	$26,606	106.37%	$28,726	—	—	—	—

Dr. Michael J. Ready Chief Marketing Officer	—	—	—	—	—	—	—	—	98.21%	$59,588	—	—

Equity Compensation Awards

Equity compensation has traditionally been an important element of our compensation programs company-wide. Because the value of the equity awards will increase only when shareholder value increases, the grant of such equity awards provides long-term incentives to our executive officers. These awards not only serve to align the executives’ interests with those of the shareholders over an extended period of time, but because they also generally are subject to vesting in connection with continued service to us over a specified period of time, these awards serve as an additional retention mechanism. The Compensation Committee believes that both of these elements are important factors in executive compensation. All equity awards to our executive officers, currently and for the past several fiscal years, are made at regularly scheduled meetings of the Compensation Committee, and not by written consent.

The Compensation Committee believes that we must offer a competitive equity incentive program if we are to continue to successfully attract and retain the best possible candidates for positions of responsibility within the Company. Employees with a stake in our future become highly motivated to achieve long-term growth and increase shareholder value. For fiscal year 2009, the Compensation Committee continued to make an annual retention grant comprised of an award of restricted stock rather than a stock option grant. Restricted stock awards were introduced as the equity component of our executive compensation program during fiscal year

2006, and continue to be the only form of equity compensation awarded to our executive officers and non-officer employees. The Compensation Committee believes that the award of restricted stock provides greater retentive value than stock options, as there is value in the restricted stock grant even if the price of our common stock does not increase. None of our equity awards have been subject to performance-based vesting. Our executives generally receive such annual equity awards in connection with their performance review, and awards were granted in December 2009, following a review of fiscal year 2009 performance. Each award vests in equal annual installments over four years from the date of grant. Dividends are payable on the awards during the vesting period.

In determining the number of shares to be awarded to each executive officer, the Compensation Committee considers factors such as the individual performance of the executive officer and the anticipated future contribution of that officer to the attainment of our long-term strategic performance goals. The Compensation Committee reviews the awards together with its determination of annual base salary and target incentive compensation, and strives to keep total compensation at the 50th percentile based upon the survey data received from Radford as described above; accordingly, the Compensation Committee evaluates the amount of the equity compensation component of executive compensation in the overall compensation provided to the executives, but did not target a specific value for each particular grant. The grants awarded to executive officers during fiscal 2009 were not based on or tied to achievement of specific, past objectives, but were reflective of overall performance and were intended to provide longer-term incentives and alignment with the interests of stockholders.

In approving equity awards to executive officers for fiscal year 2009, the Compensation Committee considered each individual’s experience, the scope of such individual’s responsibilities, his performance in the applicable role, and his expected future contribution to our goals and shareholder value. When making awards, the Compensation Committee also notes the percentage of total equity awards made to Company employees represented by awards to executive officers. For fiscal year 2009, we granted equity awards of restricted stock representing an aggregate of 71,300 shares of which 38,500 shares, or 54%, represented awards to executive officers. The Compensation Committee believes that executive officers have a greater ability to impact total Company performance, and accordingly expects to continue to award a greater proportion of our total equity awards each year to our executive officers.

Market Timing of Equity Awards and Trading Windows

The Compensation Committee does not engage in any market timing” of equity awards made to the executive officers or other award recipients. As discussed earlier, annual equity awards granted to existing executive officers are made in connection with an annual review process that occurs at a regularly scheduled meeting of the Compensation Committee, the date of which is set at the beginning of the fiscal year. Accordingly, there is no established practice of timing our awards in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. Equity awards for newly hired employees, including newly hired executive officers, are normally made on the first day of the first fiscal quarter subsequent to the employee’s actual commencement of employment. Under our current practice, equity awards for all officers and directors are made by the Compensation Committee and equity awards for other eligible individuals are made by the

Chief Executive Officer. It is our intent that all stock option grants, whether made by the Compensation Committee or the Chief Executive Officer, have an exercise price per share equal to the closing selling price per share on the grant date.

It is our policy that officers and directors may neither purchase or sell options of our common stock nor engage in short sales or margin trading with respect to our common stock. Additionally, they must trade within certain periods that are approved by us. Specifically, officers and certain other designated employees must comply with the following requirements:

•	Refrain entirely from trading in puts” and calls” (publicly traded options to sell or buy stock) straddles, equity swaps, or other derivative securities that are directly linked to our stock

•

Do not engage in trading our securities outside of window periods” (such period generally begins on the second day following the date of release of the quarterly or annual statements of sales and earnings and ends on the first day of the last month of our quarter)

Stock Ownership Guidelines

At present, we do not have any equity or security ownership requirements for our executive officers.

Change in Control and Severance Agreements

We have no separate change in control or severance arrangements with any of our executive officers. However, we have entered into an Executive Retention and Severance Agreement with each of our executive officers as described under Executive Employment Agreements” below. The potential payments that each of the named executive officers would have received if a change in control or termination of employment would have occurred on November 1, 2009, are set forth under the section titled Potential Payments upon Termination or Change in Control” below. These agreements provide that our executive officers will receive compensation and benefits if they lose their jobs under certain circumstances, including in connection with a change in our control. The Compensation Committee initially adopted, and has maintained, these agreements because the Compensation Committee believes that such arrangements protect the interests of our employees, particularly our senior employees, when a potential change of control could affect his or her job security. In addition, since the agreements mitigate any concern our executive officers may have in connection with a termination of their employment by us, or the loss of employment as a result of a change in our control, they promote the interests of shareholders by assuring that management focuses on evaluating opportunities that are in our best interests, without concentrating on individual personal interests. These agreements also help ensure that our management stays committed to furthering our interests, even if we were to consider a transaction that resulted in a change of our control. This allows our executive officers to focus on corporate transactions that are in the best interests of our shareholders without undue concern over whether a transaction may jeopardize the executive’s own employment. The Compensation Committee believes that this plan provides benefits that are typical among comparable companies.

The plan provides for continuation of monthly payments and benefits as a result of a termination of employment by us without cause or by the employee for good reason during the one year following a change in control. The plan also provides for continuation of monthly payments and benefits as a result of termination of employment by us without cause or by the employee for good reason in the absence of a change in our control. The payments consist of a multiple of base salary and annual bonus; in addition, under the Annual Incentive Plan, any bonus earned through the date of termination is payable at the time that bonuses are paid to all other executive officers for such fiscal year. Under the Executive Retention and Severance Plan, the multiple for our Chief Executive Officer is two times annual base salary and bonus, and for all other executive officers is one times annual base salary and bonus.

Other Benefits and Perquisites

We provide other customary benefits that are comprehensive and apply uniformly to all of our employees, including our executive officers, including comprehensive medical, dental, life, and disability coverage. The purpose of this element of compensation is to provide assurance of financial support in the event of illness or injury, encourage retirement savings, and encourage additional equity ownership by our employees. Our executive officers are able to participate in the Applied Signal Technology, Inc. 401(k) Plan that featured a matching contribution up to a maximum of six percent of $235,000 per employee, per annum at the rate of $0.75 per $1.00 contributed by the employee.

It is not our practice to provide our executive officers with any meaningful perquisites, other than the benefits described above.

Deferred Compensation Programs

We do not maintain any non-qualified deferred compensation programs for our executive officers or any supplemental executive retirement plans. We believe that the equity award component of each executive officer’s total direct compensation should serve as a major source of wealth creation, including the accumulation of substantial resources to fund the executive officer’s retirement years.

Tax and Regulatory Considerations

When approving the executive compensation programs, the Compensation Committee considers compliance with the rules enacted by federal, state, and local authorities applicable to compensation decisions. The specific areas of regulation that impact our compensation programs include:

•

Section 162(m) of the Internal Revenue Code and related Treasury Department regulations, which restrict deductibility of executive compensation paid to our Chief Executive Officer and each of our other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. Income from options granted under our shareholder-approved stock option plan would generally qualify for an exemption from these restrictions so long as the options are granted by a committee whose members are outside directors” (as defined by Section 162(m)) and have an exercise price no less than the fair market value of the shares on the date of grant. We expect that the Compensation Committee will continue to be comprised solely of outside directors, and that any equity awards granted to our executive officers will be approved by the Compensation Committee. The Compensation Committee does not believe that in general other components of our compensation will be likely to exceed $1,000,000 for any executive officer in the foreseeable future, and therefore concluded that no further action with respect to qualifying such compensation for deductibility was necessary at this time. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility of such compensation. The Committee’s policy is to qualify its executive compensation for deductibility under applicable tax laws as practicable.

However, compensation that is deemed to be performance based” under Section 162(m) is generally excluded from this limit. To enable compensation in connection with stock options, stock appreciation rights, certain restricted stock and restricted stock unit awards, performance share and performance unit awards, and certain other stock-based or cash-based awards granted under the 2004 Plan to qualify as performance based” within the meaning of Section 162(m), the shareholders approved certain material terms of the 2004 Plan. While we believe that compensation in connection with such awards under the 2004 Plan generally will be deductible by us for federal income tax purposes, under certain circumstances, such as a change in our control, compensation paid in settlement of certain awards may not qualify as performance based.”

Section 409A of the Internal Revenue Code, which covers deferred compensation. We are committed to ensuring our programs are designed to comply with Section 409A, and the Compensation Committee reviewed and approved amendments to our Executive Retention and Severance Plan, as well as our 2004 Stock Incentive Plan, during fiscal year 2008 to ensure compliance with these regulations.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation earned during the fiscal years ended October 31, 2009, 2008, and 2007, by our Chief Executive Officer, our Chief Financial Officer, and other three most highly-compensated executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)		Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)

William B. Van Vleet III President and Chief Executive Officer	2009	$413,848	$		$172,072	$38,155	$165,157	$42,866	$832,098
	2008	$352,011		$50,000	$80,790	$38,259	$30,120	$35,333	$586,513
	2007	$296,770		—	$43,467	$38,155	$57,331	$21,138	$456,862

James E. Doyle Vice President, Finance and Chief Financial Officer	2009	$316,778		—	$57,846	$36,630	$108,176	$292,321	$811,751
	2008	$314,068		—	$46,988	$92,890	$25,162	$32,173	$511,281
	2007	$300,686		—	$32,601	$126,338	$58,089	$20,901	$538,614

Dr. John R. Treichler Chief Technology Officer	2009	$327,758		—	$61,327	$41,811	$108,678	$255,375	$794,949
	2008	$320,577		—	$46,988	$91,175	$25,684	$34,118	$518,542
	2007	$307,016		—	$32,601	$92,591	$59,311	$23,111	$514,630

Renato F. Roscher, Jr. Vice President, Broadband Communications Division	2009	$300,363		—	$72,398	$67,633	$106,675	$31,343	$578,411
	2008	$294,042		—	$58,088	$73,803	$34,158	$26,053	$486,144
	2007	$285,463		$7,541	$43,467	$85,685	$55,148	$22,076	$499,379

Dr. Michael J. Ready Chief Marketing Officer	2009	$290,099		—	$51,204	$27,102	$59,588	$124,067	$552,059
	2008	$287,435		—	$40,327	$46,505	$23,043	$25,535	$422,845
	2007	$272,823		—	$26,080	$46,378	$52,708	$17,887	$415,876

(1)	Includes amounts (if any) deferred at the named executive officer’s option under Applied Signal Technology’s 401(k) plan.
(2)

The amount shown for Mr. Van Vleet in fiscal 2008 represents a retention bonus paid to him in consideration of his service as Chief Executive Officer following the resignation of our former Chief Executive Officer.

The amount shown for Mr. Roscher in fiscal 2007 represents a cash award paid for achieving twenty years of service; similar awards are given to all employees that achieve this service goal.

(3)

The amounts shown are the compensation costs recognized in our financial statements for fiscal years 2009, 2008, and 2007 related to shares of restricted stock awarded to the executive officer, to the extent we recognized compensation cost in fiscal year 2009, 2008, and 2007 for such awards, excluding the impact of estimated forfeitures related to service-based vesting conditions. The fair values of the shares of restricted stock awarded were calculated based on the fair market value of our common stock on the respective grant dates.

(4)

The amounts shown are the compensation costs recognized in our financial statements for fiscal years 2009, 2008 and fiscal year 2007 related to grants of stock options to each named executive officer in fiscal years 2009, 2008, 2007, and prior years, to the extent we recognized compensation cost in fiscal years 2009 or fiscal year 2008, or fiscal year 2007 for such awards, excluding the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions used in calculation of stock-based compensation, see Note 1 of Notes to Consolidated Financial Statements, “Organization and Summary of Significant Accounting Policies—Stock-Based Compensation” included in Part IV, Item 15 of our Annual Report on Form 10-K for the year ended October 31, 2009.

(5)

We award bonuses pursuant to an Annual Incentive Plan, which provides for the award of annual cash bonuses based upon threshold, target, and maximum payout amounts set by the Compensation Committee at the beginning of each fiscal year. See “Compensation Discussion and Analysis, Elements of Compensation and How Each Element is Chosen, Annual Incentive Compensation.” The actual amount paid to each named executive officer for the fiscal year ended October 31, 2009, is set forth in the Summary Compensation Table under the heading, “Non-Equity Incentive Plan Compensation.” A description of the terms of the Annual Incentive Plan is set forth in the Compensation Discussion and Analysis, above.

(6)

The compensation represented by the amounts for fiscal year 2009, 2008 and fiscal year 2007 set forth in the All Other Compensation column for the named executive officers are detailed in the following table.

Name	Year	Retirement Bonus(a)	401(k) Employer(b)	Excess Life(c)	Dividends Received on Stock Awards(d)	Payments for Unused Vacation(e)	Total
William B. Van Vleet III	2009	$—	$9,519	$1,120	$20,256	$11,971	$42,866
	2008	$15,107	$9,200	$1,055	$9,971	—	$35,333
	2007	$6,611	$8,967	$729	$4,832	—	$21,138

James E. Doyle	2009	$—	$9,519	$1,120	$7,250	$274,432	$292,321
	2008	$16,103	$9,200	$1,120	$5,750	—	$32,173
	2007	$7,067	$8,967	$1,117	$3,750	—	$20,901
Dr. John R. Treichler	2009	$—	$9,519	$3,215	$7,750	$234,891	$255,375
	2008	$15,955	$9,200	$3,213	$5,750	—	$34,118
	2007	$7,188	$8,967	$3,206	$3,750	—	$23,111

Renato F. Roscher, Jr.	2009	$—	$9,519	$2,094	$7,743	$11,987	$31,343
	2008	$8,373	$9,200	$2,093	$6,387	—	$26,053
	2007	$6,188	$8,967	$2,089	$4,832	—	$22,076

Dr. Michael J. Ready	2009	$—	$9,519	$2,094	$5,666	$106,788	$124,067
	2008	$4,904	$8,967	$1,117	$2,899	—	$17,887
	2007	$4,904	$8,967	$1,117	$2,899	—	$17,887

(a)	Represents four percent of the salary over the maximum annual federal limit of the Company-funded Applied Signal Technology 401(k) Retirement Plan contributions.

These amounts were accrued at the end of each fiscal year and paid during the following fiscal year. For fiscal year 2009, this plan was amended such that the we no longer contributed four percent of the salary.

(b)	Represents the company-funded Applied Signal Technology 401(k) Retirement Plan contributions.
(c)	Represents the payment of excess life insurance benefits.
(d)	The amounts shown represent the dividend payments received during fiscal year 2009, associated with restricted stock awards.
(e)	Represents accrued, but unused, vacation that was paid as a result of a change to our vacation policy.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock and option awards granted during the fiscal year ended October 31, 2009, to our named executive officers.

		Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
William B. Van Vleet III	11/19/08	$—	$145,250	$217,875	7,500	$110,250

James E. Doyle	11/19/08	$—	$95,138	$142,706	3,000	$44,100

Dr. John R. Treichler	11/19/08	$—	$98,548	$147,822	4,000	$58,800

Renato F. Roscher, Jr.	11/19/08	$—	$90,309	$135,463	4,000	$58,800

Dr. Michael J. Ready	11/19/08	$—	$72,604	$108,906	3,000	$44,100

(1)

We award bonuses pursuant to an Annual Incentive Plan, which provides for the award of annual cash bonuses based upon threshold, target, and maximum payout amounts set by the Compensation Committee at the beginning of each fiscal year. See Compensation Discussion and Analysis, Elements of Compensation and How Each Element is Chosen, Annual Incentive Compensation .” The actual amount paid to each named executive officer for the fiscal year ended October 31, 2009 is set forth in the Summary Compensation Table under the heading Non-Equity Incentive Plan Compensation .”

See the disclosure under Compensation Discussion and Analysis-Elements of Compensation and How Each Element is Chosen-Annual Incentive Compensation” for a discussion of the terms under which awards are payable under the Annual Incentive Plan.

(2)

The threshold amounts included in the table above reflect the minimum payment level under the Annual Incentive Plan, as the 2009 Annual Incentive Plan has a minimum threshold that had to be reached before payments were triggered. The minimum, target and maximum amounts are reflected on an annualized basis.

(3)

These amounts represent shares of restricted stock granted in fiscal year 2009, pursuant to our 2004 Stock Incentive Plan. The shares of restricted stock vest at the rate of 25% on each anniversary of the date of grant, and are fully vested at the end of four years, so long as the employee remains an employee of Applied Signal Technology at each vesting date.

(4)

The dollar value of restricted stock shown represents the grant date fair value calculated based on the fair market value of our common stock on the respective grant dates. The actual value that an executive will realize on each share of restricted stock award will depend on the price per share of our common stock at the time the shares of restricted stock are sold. There can be no assurance that the actual value realized by an executive will be at or near the grant date fair value of the restricted stock awarded.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the value of all unexercised options previously awarded to our named executive officers as of October 31, 2009.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
William B. Van Vleet III	16,000	4,000	(4)		$18.85	7/1/2015	1,250 2,500 4,500 15,000 7,500	(5) (6) (7) (8) (9)	$ $ $ $ $	25,613 51,225 92,205 307,350 153,675

James E. Doyle	15,246 1,004 5,899 9,101 9,035 2,965	3,000	(10)	$ $ $ $ $ $	12.30 12.30 26.10 26.10 32.19 32.19	2/24/2013 2/24/2013 3/11/2014 3/11/2014 1/10/2013 1/10/2013	937 1,874 3,000 3,000	(5) (6) (7) (9)	$ $ $ $	19,199 38,398 61,470 61,470

Dr. John R. Treichler	12,049 2,951 8,154 3,846	3,000	(10)	$ $ $ $	26.10 26.10 32.19 32.19	3/11/2014 3/11/2014 1/10/2013 1/10/2013	937 1,874 3,000 4,000	(5) (6) (7) (9)	$ $ $ $	19,199 38,398 61,470 81,960

Renato F. Roscher, Jr.	12,000 9,240 6,760	3,106 894	(10) (10)	$ $ $	13.39 32.19 32.19	2/28/2013 1/10/2013 1/10/2013	1,250 2,500 3,000 4,000	(5) (6) (7) (9)	$ $ $ $	25,613 51,225 61,470 81,960

Michael Ready	9,600 10,000	2,400	(11)	$ $	20.46 20.85	8/18/2013 12/15/2013	750 1,500 3,000 3,000	(5) (6) (7) (9)	$ $ $ $	15,368 30,735 61,470 61,470

(1)

Each option vests and becomes exercisable at the rate of 20% per year in five successive annual installments upon the executive’s completion of each year of service over a five-year service period, measured from the grant date.

(2)

Each restricted stock award vests and becomes exercisable at the rate of 25% per year in four successive annual installments upon the executive’s completion of each year of service over a four-year service period, measured from the award date., and shall be subject to automatic forfeiture if the recipient’s performance of services with us terminates prior to the date on which the shares vest.

(3)

Represents the fair market value per share of our common stock, being the closing sales price on the NASDAQ Global Market on October 30, 2009 ($20.49), multiplied by the number of shares that had not vested as of October 31, 2009.

(4)

The original grant date of this option was July 1, 2005. Subject to ongoing service requirements, this option vests 20% per year on the anniversary of the date of grant, with full vesting on July 1, 2010.

(5)	The original grant date of this award was April 10, 2006. Subject to ongoing service requirements, the remaining portion of such award vests in full on April 10, 2010.
(6)

The original grant date of this award was November 15, 2006. Subject to ongoing service requirements, such shares vest 25% on each anniversary of the date of grant, with vesting in full on November 15, 2010.

(7)

The original grant date of this award was November 14, 2007. Subject to ongoing service requirements, such shares vest 25% on each anniversary of the date of grant, with vesting in full on November 14, 1011.

(8)

The original grant date of this award was August 20, 2008. Subject to ongoing service requirements, such shares vest 25% per year on the anniversary of the date of grant, with full vesting on August 20, 2012.

(9)

The original grant date of this award was November 19, 2008. Subject to ongoing service requirements, such shares vest 25% on each anniversary of the date of grant, with full vesting on November 19, 2012.

(10)	The original grant date of this option was January 10, 2005. Subject to ongoing service requirements, the remaining portion of such award vests in full on January 10, 2010.
(11)	The original grant date of this option was August 18, 2005. Subject to ongoing service requirements, the remaining portion of such award vests in full on August 18, 2010.

Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth certain information concerning option exercises by our named executive officers during the fiscal year ended October 31, 2009.

2009 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)

William B. Van Vleet III	—	—	9,000	$194,815

James E. Doyle	15,000	$293,550	2,875	$51,664

Dr. John R. Treichler	15,000	$169,050	2,875	$51,664

Renato F. Roscher, Jr.	8,000	$108,480	3,500	$63,335

Dr. Michael Ready	—	—	2,500	$44,665

(1)	The value realized on exercise is the difference between the fair market value on the date of exercise, being the market price of our common stock on the date of exercise, and the exercise price.
(2)

The value realized on vesting is determined by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date, based upon the market price of our common stock on the vesting date.

EXECUTIVE EMPLOYMENT AGREEMENTS

Executive Retention and Severance Plan

On August 18, 2004, the Compensation Committee adopted the Executive Retention and Severance Plan (the Executive Severance Plan”), which provides certain benefits to the Company’s executive officers and key employees upon involuntary termination of employment and in connection with a change in our control.

A participant who is terminated without cause or resigns following certain adverse changes in employment circumstances, including any such termination or resignation that occurs during a period from the first public announcement of a change in control and ending 12 months after a change in control will be entitled to specified severance benefits. In addition to accrued compensation, including any earned but unpaid prior year bonus, and benefits earned under our employee benefit and equity compensation plans, the terminated participant will receive cash severance payments equal to the aggregate of the participant’s base salary for a period of 24 months in the case of the chief executive officer, and 12 months in the case of other executive officers, plus an amount equal to the participant’s annual bonus for one year. In addition, participants will be entitled to receive for the same respective periods employer-paid health benefits substantially similar to those provided immediately prior to the termination. Provision of all such benefits is conditioned upon the participant’s execution of a release of claims against us and entry into a covenant not to compete with us set forth in a restrictive covenants agreement. The participant may elect to terminate the restrictive covenants agreement, including the termination of the non-competition agreement, in exchange for forfeiting any additional severance payments payable after such termination.

The Executive Severance Plan provides that if, in the event of a change in our control, the company acquiring Applied Signal Technology does not assume the outstanding stock options of the participants in the Executive Severance Plan or substitute equivalent options for the acquiring company’s stock, then the vesting and exercisability of the participants’ options will be accelerated in full ten days prior to, but conditioned upon, the consummation of the change in control transaction. Furthermore, upon a change in control, any restricted stock or restricted stock unit awards held by participants in the Executive Severance Plan will vest in full. The treatment of any other stock options or other stock-based awards held by Executive Severance Plan participants upon a change-in-control will be determined under the plans or agreements providing for such options or awards.

Following a participant’s termination of employment, the participant will be indemnified by us to the fullest extent permitted under applicable law and will be provided with directors’ and officers’ liability insurance (if applicable) for a period of six years, each as set forth in the Executive Severance Plan. If any payment or benefit received or to be received by the executive officer pursuant to the Executive Severance Plan or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then we will pay the executive officer only such amounts as will not exceed the amount that produces the greatest after-tax benefit to the participant.

For purposes of this Executive Severance Plan, a change in control means the occurrence of any of the following:

•	Any person or entity becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of our outstanding shares of common stock

•

We are a party to a merger, consolidation, or similar corporate transaction, or series of related transactions, which results in the holders of our voting securities outstanding immediately prior to such transaction(s) failing to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than fifty percent (50%) of our outstanding shares of stock

•	The sale or disposition of all or substantially all of our assets or consummation of any transaction, or series of related transactions, having similar effect

•	A change in the composition of the Board within any consecutive two-year period as a result of which fewer than a majority of the directors are incumbent directors

“Cause” means the occurrence of any of the following, as determined in good faith by a vote of not less than two-thirds of the entire membership of the Board at a meeting of the Board called and held in whole or in part for such purpose:

•

The executive’s commission of any material act of fraud, embezzlement, dishonesty, intentional falsification of any employment or other Company records, or any criminal act which impairs his or her ability to perform his or her duties

•	The executive’s willful misconduct, breach of fiduciary duty for personal profit or material failure to abide by our code of conduct or other policies

•	The executive’s unauthorized use or disclosure of confidential information or trade secrets of ours

•	The executive’s conviction for a felony causing material harm to our reputation and standing

Good Reason” means the occurrence during the two-year period following a change in our control of any of the following conditions without the executive’s consent:

•

A material, adverse change in the executive’s position, duties, substantive functional responsibilities, or reporting responsibilities, causing the executive’s position to be of materially lesser rank or responsibility

•	A decrease in the executive’s base salary rate or target bonus amount

•

Any failure to continue to provide the executive with the opportunity to participate in any benefit or compensation plans and programs in which the executive was participating immediately prior to such failure, or to provide the executive with all other fringe benefits from time to time in effect for the benefit of any employee group that customarily includes a person holding the employment position or a comparable position then held by the executive

•

The relocation of the executive’s work place to a location that increases the regular commute distance by more than thirty (30) miles, or, following the consummation of a change in our control, the imposition of business travel requirements substantially more demanding than such travel requirements existing immediately prior to the change in control

•	Following the consummation of a change in control, any material breach of the Executive Severance Plan

Acceleration of Director Options upon a Change in Control

Options to purchase our common stock and restricted stock granted to our non-employee directors provide that in the event of a change in our control, each outstanding option, and each share of restricted stock, held by a non-employee director whose service as a director has not terminated prior to such date shall be vested in full, and in the case of stock options, immediately exercisable and vested in full as of the date ten days prior to the change in control.

Calculation of Potential Payments Upon Termination or Change of Control

The following table presents our estimate of the dollar value of the benefits payable to our named executive officers upon a termination of employment with or without cause, or a change in our control, assuming such terminating event occurred on October 31, 2009. These benefits are in addition to accrued compensation and accrued paid time off, otherwise required by law to be paid through the date of termination of employment.

This table assumes that the termination occurred as of October 31, 2009, and, in connection with a termination that occurred as a result of a change of control, that outstanding unvested equity awards were neither assumed by the successor corporation nor replaced with a cash retention program. While we believe that the amounts shown above and the assumptions upon which they are based provide reasonable estimates of the amounts that would have been due to the named executive officers in the event that any of the circumstances described above had occurred on October 31, 2009, the actual amounts due to the named executive officers upon a triggering event will depend upon the actual circumstances.

Name	Trigger Event	Non-equity Incentive Plan Compensation	Severance	Continuation of Benefits(1)	Value of Option Acceleration(2)	Value of Restricted Stock Acceleration(2)	Total Value(3)

William B. Van Vleet III	Involuntary Termination	$165,157	$975,253	$34,539	$—	$—	$1,174,949
	Change in Control	$165,157	$975,253	$34,539	$26,240	$842,651	$2,043,840
	Death, Disability, Retirement	$165,157	$—	$—	$—	$—	$165,157

James E. Doyle	Involuntary Termination	$108,176	$412,275	$21,135	$—	$—	$541,586
	Change in Control	$108,176	$412,275	$21,135	$133,088	$248,421	$923,094
	Death, Disability, Retirement	$108,176	$—	$—	$—	$—	$108,176

Dr. John R. Treichler	Involuntary Termination	$108,678	$427,043	$13,406	$—	$—	$549,127
	Change in Control	$108,678	$427,043	$13,406	$—	$304,768	$853,895
	Death, Disability, Retirement	$108,678	$—	$—	$—	$—	$108,678

Renato F. Roscher, Jr.	Involuntary Termination	$106,675	$391,347	$16,968	$—	$—	$514,990
	Change in Control	$106,675	$391,347	$16,968	$85,200	$276,615	$876,805
	Death, Disability, Retirement	$106,675	$—	$—	$—	$—	$106,675

Dr. Michael Ready	Involuntary Termination	$59,588	$363,035	$12,910	$—	$—	$435,533
	Change in Control	$59,588	$363,035	$12,910	$288	$117,818	$553,638
	Death, Disability, Retirement	$59,588	$—	$—	$—	$—	$59,588

(1)

Represents the aggregate value of reimbursement of COBRA benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the executives will find other employment, or discount rates for determining present value.

(2)	Represents the aggregate value of the accelerated vesting of the executive officer’s unvested stock options and shares of restricted stock.

The amounts shown as the value of the accelerated stock options are based solely on the intrinsic value of the options as of October 31, 2009. For options, this was calculated by multiplying (i) the difference between the fair market value of our common stock on October 30, 2009, $20.49, and the applicable exercise price by (ii) the assumed number of option shares vesting on an accelerated basis on October 31, 2009.

The amount shown as the value of the accelerated shares of restricted stock represents the fair value calculated based on the fair market value of our common stock on October 30, 2009, $20.49, multiplied by the assumed number of shares of restricted stock vesting on an accelerated basis on October 31, 2009.

(3)	Excludes the value to the executive of the continuing right to indemnification and continuing coverage under our directors’ and officers’ liability insurance (if applicable).

In addition, upon death or disability, each of our executive officers is entitled to coverage under our applicable insurance policies. We also provide death benefits of an insured sum equal to two times their annual salary up to a maximum of $500,000, plus an additional amount equal to two times their annual salary up to a maximum of $500,000 if such death occurs as a result of an accident. Executive officers are fully vested in 100% of their account balance under the Retirement Savings Plan (401(k) Plan). All of our employees are eligible for continuing health coverage under COBRA.

RELATED PERSON TRANSACTIONS

Although we have not historically entered into any transactions with related persons, if any were to be contemplated, our Audit Committee would be responsible for reviewing and approving any related-party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties. In addition, the Audit Committee is responsible for reviewing and investigating conduct alleged by the Board of Directors to be in violation of our Code of Business Conduct and Ethics, and adopting as necessary or appropriate, remedial, disciplinary, or other measures with respect to such conduct. Pursuant to our Code of Business Conduct and Ethics, our employees, including our executive officers, are prohibited from entering into transactions in which personal, family, or financial interests conflict or even appear to conflict with our interests or compromise such interests. Under the Code of Business Conduct and Ethics, a conflict of interest” exists when a person’s private interest interferes in any way with our interests. A conflict situation can arise when an employee, officer, or director takes action or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer, or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with us. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP BY MANAGEMENT

The following table sets forth, as of December 31, 2009, certain information with respect to the beneficial ownership of our common stock by (i) each shareholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors and director-nominees, (iii) each executive officer named in the Summary Compensation Table found elsewhere in this document, and (iv) all directors and executive officers of Applied Signal Technology as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent(3)

Beneficial Owners of in excess of 5% (other than directors and named executive officers)

BlackRock, Inc.(4) 40 East 52nd Street New York, New York 10022	1,369,664	10.30%

Vanguard Group(5) P.O. Box 2600 Valley Forge, Pennsylvania 19482-2600	660,730	4.97%

Renaissance Technologies LLC(6) 800 Third Avenue 33rd Floor New York, New York 10022	740,751	5.57%

Named Executive Officers(7)

William Van Vleet III(8)	75,105	*

James E. Doyle(9)	83,452	*

Dr. John R. Treichler(10)	315,291	2.37%

Renato F. Roscher, Jr.(11)	77,737	*

Dr. Michael J. Ready(12)	39,878	*

Directors

Milton E. Cooper(13)	35,850	*

John P. Devine(14)	48,530	*

David D. Elliman(15)	80,185	*

Marie S. Minton(16)	7,288	*

Robert J. Richardson(17)	41,850	*

Directors and executive officers as a group (14 persons)(18)	890,600	6.69%

*	Less than 1%
(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options.
(3)

Calculated on the basis of 13,304,150 shares of common stock outstanding as of December 31, 2009, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after December 31, 2009, pursuant to grants of stock options or awards of restricted stock are deemed to be outstanding and beneficially owned by the person holding such options or restricted stock for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Based on a Schedule 13G filed with the Securities and Exchange Commission on January 8, 2010, by BlackRock, Inc., BlackRock Inc. has sole investment discretion and voting authority over these shares.
(5)

Based on a Schedule 13F filed with the Securities and Exchange Commission on November 13, 2009, by The Vanguard Group, Inc. Of these shares, Vanguard Fiduciary Trust Co. holds 20,270 shares, over which it has defined investment discretion and sole voting authority. Vanguard Group holds 640,460 shares, over which it has sole investment discretion and no voting authority.

(6)

Based on a Schedule 13F Restatement filed with the Securities and Exchange Commission on November 13, 2009, by Renaissance Technologies LLC. Renaissance Technologies LLC has sole investment discretion over all such shares, shared voting authority over 664,100 shares and no voting authority over 76,651 shares.

(7)	The address of the executive officers and directors is c/o Applied Signal Technology, Inc., 460 West California Avenue, Sunnyvale, California 94086.
(8)

Includes16,000 shares subject to options exercisable by Mr. Van Vleet within sixty days of December 31, 2009. Also includes 41,125 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Van Vleet’s employment terminate prior to vesting.

(9)

Includes 46,250 shares subject to options exercisable by Mr. Doyle within sixty days of December 31, 2009. Also includes 12,124 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Doyle’s employment terminate prior to vesting.

(10)

Includes 30,000 shares subject to options exercisable by Dr. Treichler within sixty days of December 31, 2009 and 14,874 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Dr. Treichler’s employment terminate prior to vesting. Also includes 25,000 shares held by Robert K. Treichler Trust and 12,735 shares held in the Anne Eckel Treichler Revokable Trust, over which Dr. Treichler disclaims beneficial ownership.

(11)

Includes 32,000 shares subject to options exercisable by Mr. Roscher within sixty days of December 31, 2009 and 13,500 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Roscher’s employment terminate prior to vesting. Also included is 6,557 shares owned by his wife, over which Mr. Roscher disclaims beneficial ownership.

(12)

Includes 19,600 shares subject to options exercisable by Dr. Ready within sixty days of December 31, 2009 and 5,750 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Dr. Ready’s employment terminate prior to vesting. Also included is 199 shares owned by his wife, over which Dr. Ready disclaims beneficial ownership.

(13)

Includes 30,000 shares subject to options exercisable by Mr. Cooper within sixty days of December 31, 2009. Also includes 1,093 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Cooper’s service to us terminate prior to vesting.

(14)

Includes 15,000 shares subject to options exercisable by Mr. Devine within sixty days of December 31, 2008. Also includes 1,093 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Devine’s service to us terminate prior to vesting.

(15)

Includes 41,280 shares subject to options exercisable by Mr. Elliman within sixty days of December 31, 2009, and 1,093 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Elliman’s service to us terminate prior to vesting. Also includes 6,666 shares held in Trust u/d Avery Rockefeller and 10,604 shares held by the Bawd Foundation, over which Mr. Elliman disclaims beneficial ownership.

(16)	Includes 1,875 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Ms. Minton’s service to us terminate prior to vesting.
(17)

Includes 35,000 shares subject to options exercisable by Mr. Richardson within sixty days of December 31, 2009. Also includes 1,093 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should Mr. Richardson’s service to us terminate prior to vesting.

(18)

Includes 284,330 shares subject to options that are currently exercisable or will become exercisable within 60 days after December 31, 2009, beneficially owned by executive officers and directors, and 224,620 shares of restricted stock that have not yet vested and are subject to repurchase by Applied Signal Technology should the employee’s or director’s service terminate prior to vesting.